82-35029

RECEIVED
2008 AUG 28 A 8:45

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

27 August 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

08004570

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
HALF-YEAR RESULT FOR PERIOD ENDED 30 JUNE 2008

Please find attached Media Release, Results Presentation and Appendix 4D in relation to Westfield Group's half-year result for the period ended 30 June 2008.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Enc.

PROCESSED
AUG 29 2008
THOMSON REUTERS

Westfield

27 August 2008

MEDIA RELEASE

WESTFIELD GROUP REPORTS HALF YEAR OPERATIONAL EARNINGS UP 5.5% PER SECURITY

The Westfield Group (ASX:WDC) today announced its half year results, reporting operational segment earnings for the six months ended 30 June 2008 of $928 million, up 14.7%. This represents 47.82 cents per security, an increase of 5.5% on a constant currency basis.

The amount available for distribution for the six months, arising from operational segment earnings and related income hedging, was $1,036 million of which $1,033 million will be distributed, representing 53.25 cents per security.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "We are pleased with the performance of the business in what is a challenging environment.

Our focus on the management and redevelopment of, and investment in, our high quality global portfolio together with the capital management and portfolio initiatives transacted over the last few years has ensured the Group is in a strong position to continue to deliver growth."

Net profit, including asset revaluations and mark to market adjustments for the half year, was $1,285 million.

At 30 June 2008, the Group had total assets of $51.8 billion, gearing of 32.9% and available liquidity of $7.3 billion. The Group's strong balance sheet and single A credit rating ensures it is well placed to access capital markets globally. Since the start of this year the Group has issued or extended an aggregate of $2.1 billion of debt.

During the six months, development gains totalled $211 million with three projects completed at a total cost of $475 million (WDC share $265 million) delivering a weighted average development yield of 9.4%.

Net revaluation of the portfolio excluding redevelopments was up $37 million reflecting increases in comparable net operating income globally, stable valuation capitalisation rates in Australia and higher capitalisation rates for the United Kingdom, United States and New Zealand portfolios. This resulted in valuation increases in Australia that more than offset the valuation decrements in the other markets.

Operating highlights for the half year from the Group's 118 shopping centres include:

- Comparable shopping centre net operating income growth of 3.2%
- Comparable retail sales growth for the six months in Australia +4.9%, New Zealand (0.2)%, United States (1.9)% and United Kingdom +0.4%
- Portfolio leased at 97.3%
- Strong leasing activity with over 2,445 lease deals completed, representing approximately 460,900 square metres of retail space.

Westfield

As at 30 June, the Group had 11 major projects underway at a forecast cost of $8.3 billion (WDC share $6.7 billion).

The Group will complete five projects in the 2nd half of this year at an aggregate cost of $4.5 billion (WDC share $3.0 billion) including Westfield London, which will open on October 30th. There is solid retailer demand for these projects, all of which are leasing up well.

The $3 billion (£1.45 billion) development of Stratford, adjacent to the site of the 2012 Olympic Games, recently commenced and is expected to be completed in 2011 with a forecast development yield in the range of 7.00% - 7.50%.

The Sydney City project is scheduled to commence later this year and together with Stratford, will represent in excess of $4 billion of project starts in 2008.

"Stratford and Sydney City are two unique world class retail opportunities. The fundamentals for these projects are strong and we are confident of achieving long term ungeared internal rates of return of 12% to 15%", Messrs Lowy said.

Outlook

The Westfield Group's quality global portfolio, with high occupancy levels and long term leases based on minimum contracted rents, generates strong and stable cash flows that have been resilient through economic cycles. The combination of the Group's strong financial position and value creating development programme ensures that the Westfield Group is well positioned to deliver sustainable long term growth.

For 2008, the Group forecasts operational earnings growth of around 5.5% per security, on a constant currency basis.

The distribution forecast for the 2008 year remains unchanged at 106.5 cents per security, arising from operational segment earnings and related income hedging.

ENDS

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 5,000 staff worldwide. It has investment interests in 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing in excess of 23,000 retail outlets. With a total value of assets under management of approximately A$63 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

MEDIA RELEASE

82-35029

Westfield Group

Half Year Results Presentation
30 June 2008

27 August 2008

2008 Half Year Result – Overview

- Operational Segment Earnings of $928 million – up 14.7%[1]
  - 47.82 cents per security – up 5.5%[1]
  - 5.57 cents per security of related income hedging
- Distribution of 53.25 cents per security
- Net profit under AIFRS for the half year of $1.3 billion
- Portfolio revaluations of $248 million – including $211 million of development gains
- The Group expects to deliver growth of around 5.5% in operational segment earnings per security, on a constant currency basis, in 2008
- Distribution forecast for 2008 is reconfirmed at 106.5 cents per security, comprising of operational segment earnings and related income hedging

[1] *On a constant currency basis*

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

The Westfield Group - Overview

- Owns and operates high quality shopping centres in major global markets – interests in 118 shopping centres with a gross value of $62.9 billion
- Strong stable cash flows – resilient throughout economic cycles
  - Contracted long term leases
  - Comparable shopping centre net operating income growth of 3.2%
  - Low exposure to percentage rent linked to sales
    - 98% of rental income based on minimum contracted rents
  - High occupancy across all markets
    - Portfolio leased at 97.3%
  - Diversified across over 23,000 retail outlets
- Value creation through redevelopment and intensive management of the portfolio
- Strong financial position
  - Strong investment grade credit rating – single ‘A’
  - 32.9% gearing
  - Continued access to debt markets
    - US$1.1 billion 144A 10 year bond offering, and
    - $1.0 billion debt facilities extended to 2011 – 2013

82-35029

Portfolio Summary as at 30 June 2008

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	7	12	118
Retail Outlets	8,773	11,759	929	1,673	23,134
GLA (million sqm)	5.8	3.6	0.4	0.4	10.2
Westfield Asset Value (billion)[1]	US$16.2	$20.9	£0.9	NZ$3.2	$42.1[1]
Assets Under Management (billion)[2]	US$19.9	$29.5	£4.8	NZ$3.4	$62.9[2]

Gross Lettable Area



UK 4%
Australia 35%
US 57%
NZ 4%

Assets Under Management



UK 16%
Australia 47%
US 33%
NZ 4%

[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment

[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment

Note: Exchange rates as at 30 June 2008 were AUD/USD 0.9609, AUD/GBP 0.4829, AUD/NZ 1.2590

82-35029

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent		Comparable NOI Growth[2]
			Number	Area	Amount[1]	Growth[3]	
Australia & New Zealand	> 99.5%	16.9%	1,702	224,376 sqm	$1,287 psm NZ$1,049 psm	4.5%	4.8%
United States	92.8%	15.3%	554	1,526,896 sqf	US$45.18 psf	3.1%	1.0%
United Kingdom	99.0%	n/a	192	94,685 sqm	£663 psm	3.3%	0.3%
Global[4]	97.3%		2,448	460,914 sqm			3.2%

[1] *As at 30 June 2008*
[2] *6 months to 30 June 2008*
[3] *30 June 2008 compared to 30 June 2007*
[4] *Calculated on a weighted average basis*

Retail Sales Overview

		Period to 30 June 2008		
	MAT	12 months Growth	6 months Growth	3 months Growth
Australia[1]				
Majors		4.1%	4.3%	3.6%
Specialties		6.0%	4.8%	4.3%
Total	$19.9 bn	5.6%	4.9%	4.4%
New Zealand[1]				
Specialties		(1.3)%	(2.5)%	(2.7)%
Total	NZ$2.0 bn	0.9%	(0.2)%	(0.6)%
United States[2]				
Specialties	US$7.2 bn	(0.2)%	(1.9)%	(0.4)%
United Kingdom[3]				
National[1]		0.9%	0.4%	0.0%
London[1]		6.9%	5.8%	6.8%
Total	n/a	3.2%	3.0%	2.5%

[1] *On a comparable basis*
[2] *On a per square foot basis. 2008 trailing 12 months sales of $460 per sqf compared to 2007 sales of $461 per sqf*
[3] *British Retail Consortium-KPMG retail sales report*

Global Development Activity

- Commenced Stratford (London) in the first half of 2008 with an estimated total cost of $3.0 billion
- 11 major projects currently under construction with an estimated total cost of $8.3 billion (WDC share $6.7 billion)

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield
United States	7	US$1.02bn	8.60 – 9.10%
Australia and New Zealand	2	$0.36bn	7.80 – 8.30%
United Kingdom – Westfield London	1	£1.10bn	5.25 – 5.50%
– Westfield Stratford, London	1	£1.45bn	7.00 – 7.50%
Total	11	$6.7bn	

- Completed 3 major developments during the first half of 2008 at a gross cost of $475 million (WDC share $265 million) with a weighted average development yield of 9.4%
  - Australia: Geelong, Plenty Valley
  - New Zealand: Manukau
- Since 30 June 2008, the Group has completed 2 major developments at a gross cost of US$355 million with a weighted average development yield of 10.1%
  - United States: Plaza Bonita, Southcenter

Future Major Projects

- Represents over $7 billion of new development projects

United States

- Broward (Florida)
- Century City Phase II (California)
- Fashion Square (California)
- Garden State Plaza (New Jersey)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Southgate (Florida)
- UTC (California)
- Valley Fair (California)
- West Valley (California)
- World Trade Center (New York)

Australia & New Zealand

- Albany (NZ)
- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Innaloo (WA)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Sydney City (NSW)
- Tea Tree Plaza (SA)
- Tuggerah (NSW)
- Warringah (NSW)
- West Lakes (SA)

United Kingdom

- Bradford
- Guildford
- Merry Hill
- Nottingham
- Sprucefield (Northern Ireland)

Operational Segment Analysis[1]

$ million	Jun 2008 Actual	Jun 2007 (Constant currency)[2]	Jun 2007 Actual	Jun 2008 Actual vs Jun 2007 (Constant currency)
	6 months to 30 June 2008			
Segment earnings	**928**	**809**	844	**14.7%**
Cents per security	**47.82c**	**45.32c**	47.27c	**5.5%**
Represented by :				
Property income	1,696	1,703	1,830	
Project and management income	75	45	47	
Total income	1,771	1,748	1,877	
Expenses	(547)	(521)	(563)	
Net interest expense	(233)	(349)	(410)	
Minority interests	(63)[3]	(69)	(60)	
Segment earnings	**928**	**809**	**844**	
Weighted average number of securities	*1,940.7*	*1,785.1*	*1,785.1*	

[1] The operational segment earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $124m ($136m Jun 07 constant currency and $149m Jun 07 actual) has been allocated to income and expenses

[2] Each item in the prior period profit and loss statement is translated at the current period exchange rate. The average exchange rates are AUD/USD 0.9257 (30/06/07 0.8082); AUD/GBP 0.4688 (30/06/07 0.4101); AUD/NZD 1.1826 (30/06/07 1.1259)

[3] Carindale Property Trust: $4m, Property Linked Notes: $38m and convertible preference securities: $21m

Income Statement by Business Segment[1]

$ million	Operational	Development	Corporate	Total
	6 months to 30 June 2008			
Property income	1,696	28	-	1,724
Property revaluations	-	211	37[2]	248
Net capital profits	-	-	63	63
Project and management income	75	-	-	75
Total income	1,771	239	100	2,110
Expenses	(547)	(67)	(19)	(633)
Currency derivatives	-	-	8	8
Net interest expense	(233)	(130)	297	(66)
Tax expense	-	-	(30)	(30)
Deferred tax expense and tax on capital profits	-	-	(10)	(10)
Minority interests	(63)[3]	-	(31)[4]	(94)
Segment earnings	**928**	**42**	**315**	**1,285**

1 The income statement has been prepared on a proportional basis. The net contribution from equity accounted properties of $29m has been allocated to income and expenses. Property revaluations of $248m includes equity accounted property revaluations of $(97)m

2 Australia: $393m, New Zealand: ($22m), United Kingdom: ($154m), and United States: ($180m)

3 Carindale Property Trust: $4m, Property Linked Notes: $38m and convertible preference securities: $21m

4 Revaluations of $6m for Carindale Property Trust, $27m for Property Linked Notes less the mark to market losses of $2m relating to convertible preference securities

AIFRS Income Statement

$ million	6 months to Jun 2008	6 months to Jun 2007
Property income	1,503	1,592
Contribution from equity accounted investments[1]	29	441
Property revaluations	345	902
Project and management income	75	47
Net capital profits	63	1
Total Income	**2,015**	**2,983**
Total expenses	(560)	(561)
Currency derivatives	8	(244)
EBIT	**1,463**	**2,178**
Financing costs	(271)	(379)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	143	285
Profit before tax	**1,335**	**2,084**
Tax expense	(30)	(28)
Deferred tax expense and tax on capital profits	(10)	(70)
Minority interests	(10)	(12)
Profit after tax	**1,285**	**1,974**

[1] *Includes equity accounted property revaluations of $(97m) (30/06/07 $284m)*

82-35029

Distribution Statement

	6 months to 30 June 2008	
	$m	**Cents per Security**
Operational Segment Earnings	928	47.82c
Related Income Hedging	108	5.57c
Distributable income	1,036	53.39c
Distribution	**1,033**	**53.25c**

- Forecast Distribution for the 12 months to December 2008 is 106.5 cents per security

Property Investments

- Change in value of gross property investments

	$ billion
Gross property investments as at 31 December 2007	48.6
Development gain and revaluations	0.2
Redevelopment expenditure	1.2
Gross property investments as at 30 June 2008 (pre exchange rate impact)	50.0
Exchange rate impact	(2.4)
Gross property investments as at 30 June 2008	**47.6**

- Weighted average cap rates for each region:

	30 Jun 08	31 Dec 07	30 Jun 07
Australia	5.5%	5.5%	5.6%
New Zealand	6.5%	6.4%	6.6%
United Kingdom	5.7%	5.4%	5.1%
United States	6.1%	6.0%	6.1%

Balance Sheet[1]

$ million	30 Jun '08	31 Dec '07
Cash	753	464
Property investments		
- Shopping centres	42,135	43,197
- Work in progress	3,389	3,032
- Property held for redevelopment	2,036	1,845
Other assets	3,506	3,784
Total assets	**51,819**	**52,322**
Interest bearing liabilities	16,395	15,734
Other financial instruments[2]	283	570
Finance lease liabilities	76	86
Deferred tax	2,609	2,789
Other liabilities and minority interests	3,013	3,349
Total liabilities	**22,376**	**22,528**
Net Assets[2]	**29,443**	**29,794**

[1] *The balance sheet has been prepared on a proportional basis. The net investment in equity accounted entities of $4,854m (31/12/07 $5,131m) has been allocated to individual assets and liabilities*

[2] *Excludes $2,123m (31/12/07 $2,202m) of convertible preference securities and Property Linked Note liabilities that the Westfield Group considers as equity given their economic characteristics*

Development Segment Assets

$ million	As at 30 June 2008 Work In Progress	Property held for redevelopment	Total
Australia & New Zealand	412	272	684
United States	858	464	1,322
United Kingdom	2,119	1,300	3,419
Total	**3,389**	**2,036**	**5,425**
Consolidated			5,203
Equity Accounted			222
Total			**5,425**

Financial Position

- Strong investment grade credit rating:
  - A- from S&P
  - A2 from Moody's
- Profile of interest rate and foreign currency hedging at 30 June 2008:
  - Average term of fixed rate debt and interest rate hedging is 8.4 years
  - Percentage of fixed rate debt is 92% for the next two years
  - Offshore income: 5 year hedging policy
- Liquidity provided by long term committed banking facilities:
  - US$4.7 billon Global Syndicated Facility with 35 banks – US$1.7 billion maturing 2011 and US$3.0 billion maturing 2013
  - US$1.9 billion US Syndicated Facility with 25 banks maturing 2010
  - $2.7 billion loan facilities from 11 banks maturing between 2009 and 2012
  - Weighted average term to maturity of committed financing facilities of 4.5 years
- Current liquidity of $7.3 billion
- Common borrowing structure – all unsecured, unsubordinated lenders rank pari passu irrespective of the jurisdiction of the borrower

Debt Maturity Profile

Liquidity Summary
as at 30 June 2008

	$ billion
Total Committed Financing Facilities	22.1
Amounts Drawn	(15.6)
Undrawn Financing Facilities	6.5
Cash	0.8
Total Liquidity	**7.3**



$ billion
3.0
2.0
1.0
0.0
0.6
1.0
1.7
2.6
2.6
1.2
1.7
0.1
1.2
1.6
1.3
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018+
Bank
Bonds
Mortgages

82-35029

Financing Facilities

- Diversified funding base made up of domestic and international bonds, syndicated bank facilities, bilateral bank facilities and secured mortgages


Secured Facilities
22%
GBP Bond
6%
Euro Bond
4%
USD Bond
22%
AUD Bond
2%
Global Syndicated
Facility
22%
US Syndicated
Facility
9%
Bank Bilateral
Facilities
12%

Key Financial Ratios

- Financial ratios per the Westfield Group's bond offerings

	Covenant	30 Jun 08	31 Dec 07
Leverage: *Net debt / net assets*	<65%	32.9%	31.7%
Secured Debt: *Secured debt / total assets*	<45%	10.0%	9.4%
Interest Coverage: *EBITDA / Interest Expense*	>1.5x	3.0 times	2.9 times
Unencumbered Leverage: *Unencumbered assets / unsecured debt*	>125%	285%	296%

■ Debt[1] to total market capitalisation	28.2%	23.5%

[1] *Includes consolidated and equity accounted interest bearing liabilities*

82-35029

Westfield Group

Half Year Results Presentation
30 June 2008

APPENDICES

Appendices

Page Number

Lease Expiry Profile


% Leased Area[1]
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
5.8%
9.0%
8.1%
8.4%
8.9%
6.2%
4.6%
5.2%
4.7%
5.8%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Australia/NZ
US
UK

[1] *Based upon approximately 7.0 million sqm of GLA (excluding US Anchors not owned/leased)*

Assets Under Management

Property Investments as at 30 June 2008

	Westfield Group				
$ million	Consolidated Assets	Equity Accounted Assets	Total	JV Partner Share	Total Assets Under Management
Shopping Centres	36,292	5,843	42,135	12,681	54,816
Work in progress	3,349	40	3,389	2,404	5,793
Property held for development	1,854	182	2,036	247	2,283
Property Investments	**41,495**	**6,065**	**47,560**	**15,332**	**62,892**

Assets by Business Segment

$ million	6 months to 30 June 2008		
	Operational	Development	Total
Shopping centres			
Consolidated	35,966	326	36,292
Equity accounted	5,712	131	5,843
	41,678	**457**	**42,135**
Development segment assets			
Consolidated	-	5,203	5,203
Equity accounted	-	222	222
	-	**5,425**	**5,425**
Total Property investments and WIP	**41,678**	**5,882**	**47,560**

Current Projects

United States – Approx US$1.1 billion

	Project Cost US$ million	Yield Range	Anticipated Completion
Plaza Bonita (California)	115	10.00 – 10.50%	Completed July '08
Southcenter (Washington)	240	10.00 – 10.50%	Completed July '08
Topanga – Stage 2 (California)	50	9.50 – 10.00%[1]	Qtr 4 '08
Galleria at Roseville (California)	260	7.75 – 8.00%	Qtr 4 '08/Qtr 4 '09
Culver City (California)	170	7.75 – 8.25%	Qtr 4 '09
Santa Anita (California)	120	6.80 – 7.30%	Qtr 4 '09
Valencia (California)[2]	120	9.25 – 9.75%	Qtr 4 '09
TOTAL	**1,075**	**8.60 – 9.10%**	

[1] *Yield range of entire project – Stage 1 (US$300million) completed and opened*
[2] *Joint venture centre*

Current Projects

Australia & New Zealand – Approx $660 million

	Project Cost $ million	Yield Range	Anticipated Completion
Doncaster (Melbourne)[1]	600	7.75 – 8.25%	Qtr 4 '08
Riccarton (Christchurch)	NZ 75	8.25 – 8.50%	Qtr 2 '09
TOTAL	**660**	**7.80 – 8.30%**	

[1] *Joint venture centre*

Current Projects
United Kingdom – Approx £3.2 billion

	Project Cost £ million	Yield Range	Anticipated Completion
London[1]	1,700	5.25 – 5.50%	Qtr 4 '08
Stratford, London	1,450	7.00 – 7.50%	Qtr 2 '11

[1] *Joint venture centre. Westfield Group project cost – approximately £1.1 billion*

Comparable Retail Sales Growth by Category

Australia

	Period to 30 June 2008		
	12 months	6 months	3 months
Department Stores	3.4%	3.2%	1.0%
Discount Department Stores	4.0%	3.8%	3.0%
Supermarkets	4.4%	5.7%	6.6%
Cinemas	4.8%	2.8%	(2.9)%
Fashion	3.9%	2.4%	2.5%
Food Catering	5.5%	4.9%	5.1%
Food Retail	2.3%	2.8%	(0.3)%
Footwear	4.5%	4.6%	2.2%
General Retail	5.0%	2.6%	0.8%
Homewares	4.3%	2.7%	4.9%
Jewellery	9.3%	6.3%	6.6%
Leisure	12.6%	11.3%	9.6%
Retail Services	7.7%	6.4%	7.1%
Specialties	**6.0%**	**4.8%**	**4.3%**
TOTAL	**5.6%**	**4.9%**	**4.4%**

Retail Sales Growth by Category

United States

	Period to 30 June 2008		
	12 months	6 months	3 months
Fashion	(3.8)%	(3.5)%	(1.0)%
Jewellery	(6.2)%	(3.2)%	(1.3)%
Leisure	11.9%	2.8%	1.3%
Food retail	0.7%	(1.0)%	(0.2)%
General retail	(0.9)%	(3.0)%	(1.1)%
Cinemas	14.8%	3.1%	2.3%

Operational Segment Borrowings

$ million	At 30 Jun 2008	At 31 Dec 2007
Interest bearing liabilities	16,395	15,734
Finance lease liabilities	76	86
Other financial instruments	283	570
Total borrowings	**16,754**	**16,390**
Total borrowings	**16,754**	**16,390**
Less: Borrowings attributable to Development Segment		
- Work in progress and properties held for future redevelopment	(5,425)	(4,877)
- Existing shopping centres – proportional development impact	(457)	(408)
Operational Segment Borrowings[1]	**10,872**	**11,105**

[1] *Includes equity accounted operational segment share of interest bearing liabilities of $884m (31/12/07 $1,076m)*

Interest Rate Hedging Profile – Fixed Debt

	US$ interest payable		£ interest payable		$ interest payable	
As at Dec	US$m	Fixed Rate%	£m	Fixed Rate%	$m	Fixed Rate%
2008	(8,504.0)	5.51%	(600.0)	5.39%	(157.1)	6.45%
2009	(7,659.2)	5.55%	(600.0)	5.39%	(158.5)	6.41%
2010	(6,818.2)	5.69%	(600.0)	5.39%	0.0	N/A
2011	(5,979.4)	5.75%	(600.0)	5.39%	0.0	N/A
2012	(5,048.1)	5.82%	(600.0)	5.39%	0.0	N/A
2013	(4,513.5)	5.83%	(600.0)	5.39%	0.0	N/A
2014	(2,852.8)	6.21%	(600.0)	5.39%	0.0	N/A
2015	(2,736.5)	6.27%	(600.0)	5.39%	0.0	N/A
2016	(1,610.1)	6.70%	(600.0)	5.39%	0.0	N/A
2017	(1,241.0)	6.96%	0.0	N/A	0.0	N/A

Fixed rate includes the Westfield Group Merger mark to market including margin

Interest Rate Hedging Profile – Derivatives

As at Dec	$ interest receivable		US$ interest payable		£ interest payable		$ interest payable	
	$m	Fixed Rate%	US$m	Fixed Rate%	£m	Fixed Rate%	$m	Fixed Rate%
2008	5,700.0	6.31%	(6,808.2)	5.55%	(1,420.1)	4.86%	(1,000.7)	4.27%
2009	6,000.0	6.34%	(7,859.4)	5.53%	(1,680.6)	5.04%	(2,071.3)	5.91%
2010	5,550.0	6.41%	(7,258.5)	5.58%	(1,680.6)	4.92%	(2,942.7)	6.19%
2011	5,000.0	6.37%	(7,029.6)	5.56%	(1,580.6)	4.82%	(2,267.6)	6.19%
2012	4,136.0	6.40%	(6,149.0)	5.53%	(1,332.5)	4.83%	(2,148.1)	6.28%
2013	2,200.0	6.41%	(5,334.9)	5.52%	(1,332.5)	4.83%	(1,300.9)	6.50%
2014	1,250.0	6.51%	(4,775.0)	5.45%	(1,040.0)	4.78%	(776.0)	6.16%
2015	0.0	N/A	(3,350.0)	5.47%	(600.0)	4.98%	(17.0)	6.60%
2016	0.0	N/A	(1,900.0)	5.45%	(150.0)	5.11%	(7.0)	7.23%
2017	0.0	N/A	0.0	N/A	(150.0)	5.11%	(7.0)	7.23%

Fixed rate includes the Westfield Group Merger mark to market and excludes margin

Currency Hedging Profile

Maturing during period ended	Cross currency interest rate swap receivable/(payable)				
Dec	$m	US$m	£m	NZ$m	€m
2008	(100.0)	-	-	122.0	-
2009	20.2	-	-	-	-
2010	173.2	-	(75.0)	-	-
2011	379.0	-	(150.0)	-	-
2012	527.7	(485.1)	(358.0)	-	600.0
2013	353.1	-	(150.0)	-	-
2014	288.8	-	(125.0)	-	-
2015	210.8	-	(90.0)	-	-
	1,852.8	(485.1)	948.0)	122.0	600.0

82-35029

Income Hedging Profile

Maturing during period ended Dec	Sell US$ Forward Exchange Contracts		Sell NZ$ Forward Exchange Contracts	
	US$m	Contract Rate	NZ$m	Contract Rate
2008	(222.3)	0.6514	(199.0)	1.1350
2009	(208.0)	0.7102	(199.2)	1.1509
2010	(166.3)	0.7270	(180.5)	1.1860
2011	(135.0)	0.7716	(167.2)	1.2109
2012	(60.0)	0.7986	(125.3)	1.2197
2013	(25.0)	0.7881	(55.7)	1.2329

Exchange Rates

- Income Statement – average exchange rates for the 6 months to 30 June 2008:
  - AUD/USD 0.9257 (6 months to 30 Jun 2007: AUD/USD 0.8082)
  - AUD/GBP 0.4688 (6 months to 30 Jun 2007: AUD/GBP 0.4101)
  - AUD/NZD 1.1826 (6 months to 30 Jun 2007: AUD/NZD 1.1259)
- Balance Sheet – exchange rates as at 30 June 2008:
  - AUD/USD 0.9609 (31 December 2007: AUD/USD 0.8785)
  - AUD/GBP 0.4829 (31 December 2007: AUD/GBP 0.4383)
  - AUD/NZD 1.2590 (31 December 2007: AUD/NZD 1.1341)

Proportionate Operational Segment

$ million	6 months to 30 June 2008		
	Jun 2008 Consolidated	Jun 2008 Equity Accounted	Jun 2008 Total
Property income	1,483	213	1,696
Equity accounted income	124	(124)	-
Project and management income	75	-	75
Total income	1,682	89	1,771
Expenses	(480)	(67)	(547)
Net interest expense	(211)	(22)	(233)
Minority interests	(63)	-	(63)
Segment earnings	**928**	**-**	**928**

Proportionate Income Statement

	6 months to 30 June 2008		
$ million	**Consolidated**	**Equity Accounted**	**Total**
Property income	1,503	221	1,724
Equity accounted income	29	(29)	-
Property revaluations	345	(97)	248
Project and management income	75	-	75
Net capital profits	63	-	63
Total income	2,015	95	2,110
Expenses	(560)	(73)	(633)
Currency derivatives	8	-	8
Net interest expense and mark to market of derivatives	(44)	(22)	(66)
Tax expense	(30)	-	(30)
Deferred tax expense and tax on capital profits	(10)	-	(10)
Minority interests	(94)	-	(94)
Segment earnings	**1,285**	**-**	**1,285**

Proportionate Balance Sheet 30 June 2008

$ million	Consolidated	Equity Accounted	Total
Cash	658	95	753
Property investments			
- Shopping centres	36,292	5,843	42,135
- Work in progress	3,349	40	3,389
- Property held for redevelopment	1,854	182	2,036
Net investment in equity accounted entities	4,854	(4,854)	-
Other assets	3,442	64	3,506
Total assets	**50,449**	**1,370**	**51,819**
Interest bearing liabilities	15,158	1,237	16,395
Other financial instruments	283	-	283
Finance lease liabilities	76	-	76
Deferred tax	2,605	4	2,609
Other liabilities and minority interests	2,884	129	3,013
Total liabilities	**21,006**	**1,370**	**22,376**
Net Assets	**29,443**	**-**	**29,443**

Audited Preliminary Half-Year Report

Under ASX listing rule 4.2A.3 (Appendix 4D)

Westfield Group[1] for 6 months ended 30 June 2008[2]

Results for announcement to the market

$ million	6 months 30 Jun 2008	6 months 30 Jun 2007	Increase/ (Decrease)
Revenue and other income (excluding property revaluations)	2,430.5	2,046.5	18.8 %
Property revaluations	247.3	1,186.6	(79.2) %
Total revenue and other income	2,677.8	3,233.1	(17.2) %
Profit from ordinary activities after tax expense attributable to members of the Westfield Group	1,285.2	1,973.9	(34.9) %

This half-year report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2007. It is recommended that the financial report be considered together with any public announcements made by the Westfield Group during the 6 months ended 30 June 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*

[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*

Dividends/Distributions

Under ASX listing rule 4.2A.3 (Appendix 4D)
Westfield Group[1] for 6 months ended 30 June 2008[2]
Results for announcement to the market

	Cents Per Security	
	WDC Ordinary Securities	**WDCNA DRP Securities**
Dividend/distributions for the half year ended 30 June 2008	53.25	35.70
Interim dividend/distributions proposed to be paid on 29 August 2008, comprising	53.25	35.70
- Dividend in respect of a WHL share	-	-
- Distribution in respect of a WT unit [3]	28.25	18.94
- Distribution in respect of a WAT unit [3]	25.00	16.76
Record date for determining entitlements to the final dividend/distributions	5:00pm	15 August 2008

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*
[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*
[3] *The aggregate distributions in respect of WT and WAT units are expected to be 50% tax deferred.*

82-35029

Westfield Group
Half-Year Financial Report

For the half-year ended 30 June 2008

Index

WESTFIELD GROUP

INCOME STATEMENT

for the half-year ended 30 June 2008

	Note	30 Jun 08 $million	30 Jun 07 $million
Revenue and other income			
Property revenue	3	1,502.5	1,592.0
Property revaluations		344.2	902.3
Property development and project management revenue		665.7	252.3
Property and funds management income		40.0	35.1
		2,552.4	**2,781.7**
Share of after tax profits of equity accounted entities			
Property revenue		221.8	252.6
Property revaluations		(96.9)	284.3
Property expenses and outgoings		(73.2)	(72.9)
Interest and tax expense		(22.3)	(23.3)
	11(b)	**29.4**	**440.7**
Net profit on realisation of assets	4	63.1	0.8
Interest income		32.9	9.9
Total revenue and other income		**2,677.8**	**3,233.1**
Expenses			
Property expenses and outgoings		(488.7)	(498.3)
Property development and project management costs		(661.8)	(269.7)
Property and funds management costs		(20.8)	(15.5)
Corporate costs		(19.2)	(17.9)
		(1,190.5)	**(801.4)**
Currency derivatives	5	8.3	(244.1)
Financing costs	7	(161.0)	(103.8)
Total expenses		**(1,343.2)**	**(1,149.3)**
Profit before tax expense and minority interests		**1,334.6**	**2,083.8**
Tax expense	8	(39.2)	(97.6)
Profit after tax expense for the period		**1,295.4**	**1,986.2**
Less: net profit attributable to minority interests			
- WT members		(717.3)	(1,039.5)
- WAT members		(385.4)	(651.2)
- External		(10.2)	(12.3)
Net profit attributable to members of WHL ("Parent Company")		**182.5**	**283.2**

Net profit attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	182.5	283.2
WT members	717.3	1,039.5
WAT members	385.4	651.2
Net profit attributable to members of the Westfield Group	**1,285.2**	**1,973.9**

	cents	cents
Basic earnings per WHL share	**9.40**	**15.86**
Diluted earnings per WHL share	**9.37**	**15.76**
Basic earnings per stapled security	**66.22**	**110.58**
Diluted earnings per stapled security	**62.26**	**110.57**

WESTFIELD GROUP

DIVIDEND/DISTRIBUTION STATEMENT

for the half-year ended 30 June 2008

	Note	30 Jun 08 $million	30 Jun 07 $million
Operational segment result (excluding property revaluations) attributable to members of the Westfield Group and external minority interests	19	1,202.2	1,284.2
Adjusted for unallocated items relating to the operational segment:			
Net interest expense		(270.0)	(435.9)
Minority interests - external		(10.2)	(12.3)
Revaluation of investment properties included in minority interests - external		5.7	7.9
Operational profit attributable to members available for distribution [i]		**927.7**	**843.9**
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		108.4	74.7
Less: (amount retained) / distribution from retained earnings		(2.7)	27.4
Distributable income		**1,033.4**	**946.0**
Dividend/distributions paid/proposed [ii]		**1,033.4**	**946.4**
Dividend/distributions per ordinary security (cents)		**53.25**	**53.25**
Distributable income per February Distribution Reinvestment Plan ("DRP") security (cents)		**35.70**	**35.89**
Weighted average number of stapled securities entitled to distributions at 30 June 2008		1,940.7	1,777.2
Weighted average number of stapled securities on issue for the period		1,940.7	1,776.5

(i) Equivalent to 47.82 cents operational profit per stapled security (30 June 2007: 47.27 cents).

(ii) In 2007, the dividend/distributions proposed of $946.4 million includes a $0.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlement.

WESTFIELD GROUP

BALANCE SHEET

as at 30 June 2008

	Note	30 Jun 08 $million	31 Dec 07 $million
Current assets			
Cash and cash equivalents		658.1	344.2
Trade receivables		45.1	61.8
Derivative assets		159.8	197.7
Receivables		230.4	410.2
Inventories		242.7	270.7
Tax receivable		40.0	18.3
Prepayments and deferred costs		132.7	103.2
Total current assets		**1,508.8**	**1,406.1**
Non current assets			
Investment properties	9	41,494.8	42,061.9
Equity accounted investments	11(c)	4,854.1	5,131.4
Other investments		621.6	592.7
Derivative assets		1,622.0	1,234.8
Property, plant and equipment		192.6	204.7
Deferred tax assets		98.7	136.9
Prepayments and deferred costs		56.0	32.4
Total non current assets		**48,939.8**	**49,394.8**
Total assets		**50,448.6**	**50,800.9**
Current liabilities			
Payables and other creditors		1,599.4	1,779.4
Interest bearing liabilities	12	1,766.4	1,462.3
Other financial liabilities	13	391.1	224.0
Tax payable		74.6	136.5
Derivative liabilities		35.9	35.7
Total current liabilities		**3,867.4**	**3,637.9**
Non current liabilities			
Payables and other creditors		176.8	192.6
Interest bearing liabilities	12	13,468.0	13,003.9
Other financial liabilities	13	2,014.8	2,548.0
Deferred tax liabilities		2,604.5	2,784.2
Derivative liabilities		801.6	851.9
Total non current liabilities		**19,065.7**	**19,380.6**
Total liabilities		**22,933.1**	**23,018.5**
Net assets		**27,515.5**	**27,782.4**

WESTFIELD GROUP

BALANCE SHEET
as at 30 June 2008

	Note	30 Jun 08 $million	31 Dec 07 $million
Equity attributable to members of WHL			
Contributed equity	14(b)	1,172.9	1,163.8
Reserves		(281.4)	67.2
Retained profits		978.5	989.7
Total equity attributable to members of WHL		**1,870.0**	**2,220.7**
Equity attributable to minority interests - WT and WAT members			
Contributed equity	14(b)	15,201.4	15,097.5
Reserves		(653.6)	(362.6)
Retained profits		10,901.5	10,636.3
Total equity attributable to minority interests - WT and WAT members		**25,449.3**	**25,371.2**
Equity attributable to minority interests - external			
Contributed equity		94.0	94.0
Retained profits		102.2	96.5
Total equity attributable to minority interests - external		**196.2**	**190.5**
Total equity attributable to minority interests		**25,645.5**	**25,561.7**
Total equity		**27,515.5**	**27,782.4**

Equity attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	1,870.0	2,220.7
WT and WAT members	25,449.3	25,371.2
Total equity attributable to members of the Westfield Group	**27,319.3**	**27,591.9**

WESTFIELD GROUP

82-35029

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2008

	30 June 08 $million	30 June 07 $million
Changes in equity attributable to members of the Westfield Group		
Opening balance of equity	27,591.9	23,453.0
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations directly recognised in equity [i]	(639.6)	(34.1)
Net profit attributable to members of the Westfield Group [i]	1,285.2	1,973.9
Total income and expenses for the period	**645.6**	**1,939.8**
Movements in contributed equity		
- Dividend/distribution reinvestment plan	112.8	263.0
- Conversion of options	0.1	78.4
Movements in retained profits		
- Dividend/distribution paid	(1,031.1)	(916.7)
Closing balance of equity attributable to members of the Westfield Group	**27,319.3**	**24,817.5**
Changes in equity attributable to external minority interests		
Opening balance of equity	190.5	176.3
Net profit attributable to external minority interests	10.2	12.3
Dividend/distribution paid or provided for	(4.5)	(4.4)
Closing balance of equity attributable to external minority interests	**196.2**	**184.2**
Total Equity	**27,515.5**	**25,001.7**

[i] Total income and expenses for the period attributable to members of the Westfield Group includes income and expenses attributable to members of WT and WAT, including an amount recognised directly in equity of $811.7 million (30 June 2007: $1,763.0 million), being profit after tax expense for the period of $1,102.7 million (30 June 2007: $1,690.7 million) and the net exchange loss on translation of foreign operations of $291.0 million (30 June 2007: gain of $72.3 million).

WESTFIELD GROUP

CASH FLOW STATEMENT

for the half-year ended 30 June 2008

	30 Jun 08 $million	30 Jun 07 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	2,384.3	1,846.6
Payments in the course of operations (including GST)	(1,209.3)	(767.2)
Settlement of income hedging currency derivatives	113.8	74.8
Dividends/distributions received from equity accounted associates	123.4	157.5
Income and withholding taxes paid	(107.0)	(63.7)
Goods and services taxes paid	(77.8)	(44.5)
Net cash flows from operating activities	**1,227.4**	**1,203.5**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(1,020.9)	(1,194.7)
Proceeds from the sale of property investments	133.5	725.8
Net outflows for investments in equity accounted investments	(136.6)	(143.6)
Payments for the purchases of property, plant and equipment	(20.3)	(14.5)
Settlement of asset hedging currency derivatives	45.6	17.8
Net cash flows used in investing activities	**(998.7)**	**(609.2)**
Cash flows used in financing activities		
Proceeds from the issuance of securities	112.8	311.5
Payments for redemption of other financial liabilities	(188.3)	-
Net proceeds from interest bearing liabilities	1,641.3	596.8
Financing costs	(485.1)	(581.0)
Interest received	32.9	9.9
Dividends/distributions paid	(1,031.1)	(916.7)
Dividends/distributions paid by controlled entities to minority interests	(4.5)	(4.4)
Net cash flows from / (used in) financing activities	**78.0**	**(583.9)**
Net increase in cash and cash equivalents held	306.7	10.4
Add opening cash brought forward	343.9	233.2
Effects of exchange rate changes on opening cash brought forward	(14.1)	0.1
Cash and cash equivalents at the end of the period	**636.5**	**243.7**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2008

1_Corporate information

This financial report of the Westfield Group for the half-year ended 30 June 2008 was approved on 27 August 2008, in accordance with a resolution of the Board of Directors of Westfield Holdings Limited ("Parent Company").

The nature of the operations and principal activities of the Westfield Group are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Westfield Group as at 31 December 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)_Basis of accounting

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, equity accounted investments, derivative financial instruments, other financial liabilities and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year consolidated financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2007 except for the changes in disclosure noted in note 10.

This financial report is presented in Australian dollars.

(b)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	30 Jun 08 $million	30 Jun 07 $million
3_Property revenue		
Shopping centre base rent and other property income	1,536.4	1,614.4
Amortisation of tenant allowances	(33.9)	(22.4)
	1,502.5	**1,592.0**
4_Net profit on realisation of assets		
Revenues from asset sales	74.5	718.3
Carrying value of assets sold	(11.4)	(717.5)
	63.1	**0.8**
5_Currency derivatives		
Gains on income hedging currency derivatives (excluding net fair value gain or loss of derivatives not qualifying for hedge accounting)	91.9	52.4
Net fair value loss of currency derivatives that do not qualify for hedge accounting	(83.6)	(296.5)
	8.3	**(244.1)**

	30 Jun 08 $million	30 Jun 07 $million
6_Significant items		
Profit before tax and minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.		
Property revaluations	344.2	902.3
Equity accounted property revaluations	(96.9)	284.3
Net profit on realisation of assets	63.1	0.8
Current - tax on sale of assets	(20.2)	-
Deferred tax - net fair value movements on investment properties and financial instruments	11.2	(187.2)
Deferred tax - benefit from reduction in tax rates	-	117.1
Net fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting	139.6	270.7
Net fair value gain or (loss) on other financial liabilities	61.7	70.1
Net fair value loss of currency derivatives that do not qualify for hedge accounting	(83.6)	(296.5)
	419.1	**1,161.6**
7_Financing costs		
Gross financing costs (excluding net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting)		
- Interest bearing liabilities	(344.5)	(430.5)
- Other financial liabilities	(14.7)	(27.9)
Financing costs capitalised to construction projects	58.2	72.4
Financing costs	(301.0)	(386.0)
Net fair value gain on interest rate hedges that do not qualify for hedge accounting	139.6	270.7
Finance leases interest expense	(2.6)	(2.9)
Interest expense on other financial liabilities	(58.7)	(55.7)
Net fair value gain on other financial liabilities	61.7	70.1
	(161.0)	**(103.8)**
8_Tax expense		
Current - underlying tax	(30.2)	(27.5)
Current - tax on sale of assets	(20.2)	-
Deferred tax - net fair value movements on investment properties and financial instruments	11.2	(187.2)
Deferred tax - benefit from reduction in tax rates	-	117.1
	(39.2)	**(97.6)**

The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:

	30 Jun 08 $million	30 Jun 07 $million
Accounting profit before income tax	1,334.6	2,083.8
Prima facie tax expense at 30% (30 June 2007: 30%)	(400.4)	(625.1)
WT income not assessable	220.7	267.5
WAT income not assessable	103.7	8.5
Differential of tax rates on US foreign income	53.3	131.1
Differential of tax rates on UK foreign income	(13.5)	4.7
Tax on inter-entity transactions	(5.5)	(11.1)
Prior year (under) / over provision	3.3	(1.2)
Prior year losses utilised	-	10.9
Benefit of change in tax rates impacting deferred tax liabilities	-	117.1
Other items	(0.8)	-
Tax expense	**(39.2)**	**(97.6)**

	30 Jun 08 $million	31 Dec 07 $million
9_Investment properties		
Non current		
Shopping centre investments	36,292.3	37,409.0
Development projects	5,202.5	4,652.9
	41,494.8	**42,061.9**

	30 Jun 08 $million	31 Dec 07 $million
10_Details of investment properties		
Consolidated Australian shopping centres	19,144.9	18,471.8
Consolidated New Zealand shopping centres	2,543.8	2,755.7
Consolidated United Kingdom shopping centres	132.7	167.9
Consolidated United States shopping centres	14,470.9	16,013.6
Total consolidated shopping centres	**36,292.3**	**37,409.0**
Equity accounted Australian shopping centres	1,721.7	1,633.2
Equity accounted United Kingdom shopping centres	1,710.8	2,002.5
Equity accounted United States shopping centres	2,410.0	2,614.9
Total equity accounted shopping centres	**5,842.5**	**6,250.6**
	42,134.8	**43,659.6**

Investment properties are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. The carrying amount of investment properties comprises the original acquisition cost, subsequent capital expenditure, tenant allowances, deferred costs, ground lease, straight-line rent and revaluation increments and decrements. In prior period financial statements, tenant allowances, deferred costs and straight-line rent were disclosed as separate asset classes. Tenant allowances, deferred costs, ground lease and straight-line rent are included in the property investment balance to reflect the value of the entire shopping centre. The prior period amounts have been reclassified to reflect this change in disclosure. Total assets, net assets and equity have not changed as a result of this reclassification.

An independent valuation of a shopping centre is conducted annually. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties, RICS Appraisal and Valuation Standards which is mandatory for Chartered Surveyors for the United Kingdom properties and Uniform Standards of Professional Appraisal Practice for the United States properties.

The independent valuation uses capitalisation of net income method and the discounting of future net cash flows to their present value method.

82-35029

Name of entity	Type of equity	Balance Date	Economic interest 30 Jun 08	Economic interest 31 Dec 07	Carrying value 30 Jun 08 $million	Carrying value 31 Dec 07 $million
11(a)_Equity accounted entities carrying value						
Australian investments [(i)]						
AMP Wholesale Shopping Centre Trust No. 2	Trust units	30 Jun	10.0%	10.0%	72.0	69.9
Cairns	Trust units	30 Jun	50.0%	50.0%	214.2	212.1
Karrinyup	Trust units	30 Jun	33.3%	25.0%	210.1	152.1
Mt Druitt	Trust units	30 Jun	50.0%	50.0%	228.0	220.5
SA Shopping Centre Trust	Trust units	31 Dec	50.0%	50.0%	27.0	29.9
Southland	Trust units	30 Jun	50.0%	50.0%	646.2	633.0
Tea Tree Plaza	Trust units	30 Jun	50.0%	50.0%	310.0	307.9
					1,707.5	**1,625.4**
United Kingdom investments [(i)]						
Nottingham [(ii)]	Partnership interest	31 Dec	75.0%	75.0%	166.6	188.2
Belfast [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	97.9	121.1
Derby	Partnership interest	31 Dec	50.0%	50.0%	315.7	488.6
Guildford	Partnership interest	31 Dec	50.0%	50.0%	148.3	55.5
Merry Hill [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	667.0	768.3
Tunbridge Wells [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	89.1	104.2
Sprucefield	Shares	31 Dec	50.0%	50.0%	24.0	19.7
Other retail and property investments	Partnership interest	31 Dec	50.0%	50.0%	-	8.3
					1,508.6	**1,753.9**
United States investments [(i)]						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	158.5	171.3
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	502.7	538.5
Montgomery	Partnership units	31 Dec	50.0%	50.0%	206.8	221.2
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	146.8	139.0
UTC	Partnership units	31 Dec	50.0%	50.0%	172.8	185.0
Valencia Town Centre	Partnership units	31 Dec	50.0%	50.0%	52.6	63.0
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	397.8	434.1
					1,638.0	**1,752.1**
Total equity accounted investments					**4,854.1**	**5,131.4**

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control. Accordingly, Nottingham has been accounted for on an equity accounted basis in accordance with AASB 131: Interest in Joint Ventures.

(iii) The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

11(b)_Details of the Westfield Group's aggregate share of equity accounted entities' net profit

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 08 $million	30 Jun 07 $million	30 Jun 08 $million	30 Jun 07 $million	30 Jun 08 $million	30 Jun 07 $million	30 Jun 08 $million	30 Jun 07 $million
Property revenue	60.6	56.9	63.1	80.7	98.1	115.0	221.8	252.6
Property revaluations	33.3	89.4	(133.5)	7.4	3.3	187.5	(96.9)	284.3
Interest income	0.9	-	1.5	1.2	-	0.6	2.4	1.8
Total revenue and other income	94.8	146.3	(68.9)	89.3	101.4	303.1	127.3	538.7
Property expenses and outgoings	(16.9)	(15.7)	(22.7)	(24.2)	(33.6)	(33.0)	(73.2)	(72.9)
Borrowing costs	(0.8)	(0.8)	(0.4)	5.2	(23.5)	(29.0)	(24.7)	(24.6)
Net profit from equity accounted entities before tax expense	77.1	129.8	(92.0)	70.3	44.3	241.1	29.4	441.2
Income tax expense	-	-	-	(0.5)	-	-	-	(0.5)
Share of after tax profits of equity accounted entities	**77.1**	**129.8**	**(92.0)**	**69.8**	**44.3**	**241.1**	**29.4**	**440.7**

11(c)_Details of the Westfield Group's aggregate share of equity accounted entities' assets and liabilities

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million
Cash	9.0	20.4	62.2	57.2	23.6	42.2	94.8	119.8
Receivables	5.1	5.5	13.9	25.3	1.8	8.1	20.8	38.9
Shopping centre investments	1,721.7	1,633.2	1,710.8	2,002.5	2,410.0	2,614.9	5,842.5	6,250.6
Development projects	4.3	13.6	118.6	130.8	99.1	80.0	222.0	224.4
Other assets	1.5	0.8	31.8	10.8	10.5	6.2	43.8	17.8
Total assets	**1,741.6**	**1,673.5**	**1,937.3**	**2,226.6**	**2,545.0**	**2,751.4**	**6,223.9**	**6,651.5**
Payables	(16.1)	(30.1)	(74.2)	(60.3)	(38.5)	(70.7)	(128.8)	(161.1)
Deferred tax	-	-	(4.3)	(4.8)	-	-	(4.3)	(4.8)
Interest bearing liabilities	(18.0)	(18.0)	(350.2)	(407.6)	(868.5)	(928.6)	(1,236.7)	(1,354.2)
Total liabilities	**(34.1)**	**(48.1)**	**(428.7)**	**(472.7)**	**(907.0)**	**(999.3)**	**(1,369.8)**	**(1,520.1)**
Net assets	**1,707.5**	**1,625.4**	**1,508.6**	**1,753.9**	**1,638.0**	**1,752.1**	**4,854.1**	**5,131.4**

11(d)_Details of the Westfield Group's aggregate share of equity accounted entities' capital expenditure commitments

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million	30 Jun 08 $million	31 Dec 07 $million
Estimated capital expenditure commitments in relation to development projects								
Due within one year	2.4	0.1	1.8	35.8	54.8	50.2	59.0	86.1
Due between one and five years	-	-	-	-	6.6	21.9	6.6	21.9
	2.4	**0.1**	**1.8**	**35.8**	**61.4**	**72.1**	**65.6**	**108.0**

11(e)_Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities

Performance guarantees	-	-	72.1	72.4	77.2	1.9	149.3	74.3
	-	**-**	**72.1**	**72.4**	**77.2**	**1.9**	**149.3**	**74.3**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2008

	30 Jun 08 $million	31 Dec 07 $million
12_Interest bearing liabilities		
Current		
Unsecured		
Bank overdraft	21.6	0.3
Bank loans	-	44.0
Notes payable		
- A$	340.0	390.0
Secured		
Bank loans	405.8	392.3
Other liabilities	999.0	635.7
	1,766.4	**1,462.3**
Non current		
Unsecured		
Bank loans	2,891.1	2,825.3
Notes payable		
- US$	4,891.3	4,097.8
- £	1,242.3	1,368.9
- €	983.3	1,005.6
- A$	160.0	160.0
Finance leases	76.1	86.3
Secured		
Bank loans	3,223.9	3,460.0
	13,468.0	**13,003.9**
The maturity profile in respect of current and non current interest bearing liabilities is set out below:		
Due within one year	1,766.4	1,462.3
Due between one and five years	7,566.5	7,239.9
Due after five years	5,901.5	5,764.0
	15,234.4	**14,466.2**

13_Other financial liabilities		
Current		
Convertible notes - unsecured	282.5	-
Other redeemable preference units	108.6	-
Convertible redeemable preference shares/units	-	224.0
	391.1	**224.0**
Non Current		
Property linked notes	1,372.0	1,345.1
Convertible redeemable preference shares/units	452.4	495.9
Other redeemable preference units	190.4	361.4
Convertible notes - unsecured	-	345.6
	2,014.8	**2,548.0**

	30 Jun 08 Shares	31 Dec 07 Shares
14_Contributed Equity		
14(a)_Number of securities on issue		
Balance at the beginning of the year	1,936,326,189	1,765,884,521
Dividend/distribution reinvestment plan	6,460,687	11,532,131
Securities issued on exercise of options	7,223	3,593,579
Pro-rata entitlement offer	-	155,315,958
Balance at the end of the period for Westfield Group [(i)]	**1,942,794,099**	**1,936,326,189**

(i) The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2007: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with the accounting standards.

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe). The stapled securities have no par value.

	30 Jun 08 $million	31 Dec 07 $million
14(b)_Amount of contributed equity		
of the Parent Company	1,172.9	1,163.8
of WT and WAT	15,201.4	15,097.5
of the Westfield Group	**16,374.3**	**16,261.3**
Movement in contributed equity attributable to the Westfield Group		
Balance at the beginning of the year	16,261.3	12,934.9
Dividend/distribution reinvestment plan	112.8	263.0
Securities issued on the exercise of options	0.2	78.1
Pro-rata entitlement offer	-	3,028.8
Costs associated with the pro-rata entitlement offer	-	(43.5)
Balance at the end of the period	**16,374.3**	**16,261.3**

	30 Jun 08 $million	30 Jun 07 $million
15_Dividends/Distributions		
15(a)_Interim dividend/distributions proposed		
WHL: Nil cents per share (30 Jun 07: Nil cents per share)	-	-
WT: 28.25 cents per unit [(i)] (30 Jun 07: 29.00 cents per unit, 38% tax deferred)	548.2	515.4
WAT: 25.00 cents per unit [(i)] (30 Jun 07: 24.25 cents per unit, 87% tax deferred)	485.2	431.0
Westfield Group 53.25 cents (30 June 07: 53.25 cents) per stapled security	**1,033.4**	**946.4**

(i) The aggregate distributions in respect to WT and WAT units are expected to be 50% tax deferred.

Interim dividend/distributions proposed are to be paid on 29 August 2008. The record date for the final dividends/distributions was 5pm, 15 August 2008. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued.

The Westfield Group Distribution Reinvestment Plan ("DRP") was suspended from operation on 26 June 2008. Accordingly, the DRP will not be in operation for the distribution payable on 29 August 2008.

	30 Jun 08 $million	30 Jun 07 $million
15_Dividends/Distributions (continued)		
15(b)_Dividends/Distributions paid during the period		
Dividend/distributions in respect of the six months to 31 December 2007		
WHL: 10.00 cents per share, 100% franked	193.6	-
WT: 23.00 cents per unit, 38% tax deferred	445.4	-
WAT: 20.25 cents per unit, 87% tax deferred	392.1	-
Dividend/distributions in respect of the six months to 31 December 2006		
WHL: 3.64 cents per share, 60% franked	-	64.2
WT: 18.96 cents per unit, 53% tax deferred	-	334.2
WAT: 29.40 cents per unit, 46% tax deferred	-	518.3
	1,031.1	**916.7**

	30 Jun 08 $	31 Dec 07 $
16_Net tangible asset backing		
Net tangible asset backing per security	**14.06**	**14.25**

Net tangible asset backing per security is calculated by dividing total equity attributable to members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 1,942,794,099 (31 December 2007: 1,936,326,189).

	30 Jun 08 $million	31 Dec 07 $million
17_Capital expenditure commitments		
Estimated capital expenditure committed at balance date but not provided for in relation to development projects		
Due within one year	1,845.6	1,875.1
Due between one and five years	1,785.0	309.6
	3,630.6	**2,184.7**
18_Contingent liabilities		
Performance guarantees	504.0	705.7
Special tax assessment municipal bonds	41.6	46.9
	545.6	**752.6**

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

19_Segment information

Primary segment - business

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets and portfolios acquisitions, income and expenses on properties held for future redevelopment.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

Secondary segment - geographic

The geographic segments are determined based on the location of the Group's assets and are represented by the following segments:
- Australia & New Zealand
- United Kingdom
- United States

19_Segment information (continued)

Primary segment - business

30 June 2008	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	1,483.0	19.5	-	1,502.5
Property development and project management revenue	665.7	-	-	665.7
Property and funds management income	40.0	-	-	40.0
	2,188.7	**19.5**	**-**	**2,208.2**
Share of after tax profits of equity accounted entities (ii)				
Property revenue	213.0	8.8	-	221.8
Property expenses and outgoings	(67.2)	(6.0)	-	(73.2)
Net interest and tax expense	(21.5)	(12.4)	11.6	(22.3)
	124.3	**(9.6)**	**11.6**	**126.3**
Total segment revenue and other income (i)	**2,313.0**	**9.9**	**11.6**	**2,334.5**
Expenses				
Property expenses and outgoings	(480.5)	(8.2)	-	(488.7)
Property development and project management costs	(609.5)	(52.3)	-	(661.8)
Property and funds management costs	(20.8)	-	-	(20.8)
Corporate overheads	-	-	(19.2)	(19.2)
	(1,110.8)	**(60.5)**	**(19.2)**	**(1,190.5)**
Currency derivatives	-	-	8.3	8.3
Total segment expenses	**(1,110.8)**	**(60.5)**	**(10.9)**	**(1,182.2)**
Segment result	**1,202.2**	**(50.6)**	**0.7**	**1,152.3**
Property revaluations (i)	133.2	211.0	-	344.2
Equity accounted property revaluations (i)(ii)	(96.5)	(0.4)	-	(96.9)
Net profit on realisation of assets (i)	-	-	63.1	63.1
	1,238.9	**160.0**	**63.8**	**1,462.7**
Interest income (i)				32.9
Financing costs				(161.0)
Tax expense				(39.2)
Consolidated profit after tax				**1,295.4**
Segment assets				
Segment assets	42,177.4	5,529.1	-	47,706.5
Group assets				2,742.1
Total segment assets	**42,177.4**	**5,529.1**	**-**	**50,448.6**
Segment liabilities				
Segment liabilities	1,128.0	480.5	-	1,608.5
Group liabilities				21,324.6
Total segment liabilities	**1,128.0**	**480.5**	**-**	**22,933.1**
Equity accounted associates included in segment assets				
Investment properties	5,834.9	229.6	-	6,064.5
Interest bearing liabilities	(1,007.1)	(229.6)	-	(1,236.7)
Working capital and deferred tax	26.3	-	-	26.3
Equity accounted associates included in segment assets	**4,854.1**	**-**	**-**	**4,854.1**
Additions to segment non current assets	**73.2**	**1,179.2**	**-**	**1,252.4**

(i) Total revenue and other income for the period of $2,677.8 million (30 June 2007: $3,233.1 million) comprises revenue and other income (excluding property revaluations) of $2,334.5 million (30 June 2007: $2,035.8 million), property revaluations of $247.3 million (30 June 2007: $1,186.6 million), net profit on realisation of assets of $63.1 million (30 June 2007: $0.8 million) and interest income of $32.9 million (30 June 2007: $9.9 million).

(ii) Total share of after tax profits of equity accounted entities for the period of $29.4 million (30 June 2007: $440.7 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $126.3 million (30 June 2007: $156.4 million) and property revaluations decrement of $96.9 million (30 June 2007: gain of $284.3 million).

19_Segment information (continued)

Primary segment - business (continued)

30 June 2007	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue and other income				
Property revenue	1,580.5	11.5	-	1,592.0
Property development and project management revenue	252.3	-	-	252.3
Property and funds management income	35.1	-	-	35.1
	1,867.9	**11.5**	**-**	**1,879.4**
Share of after tax profits of equity accounted entities				
Property revenue	249.5	3.1	-	252.6
Property expenses and outgoings	(70.0)	(2.7)	-	(72.7)
Net interest expense	(30.2)	(7.4)	14.1	(23.5)
	149.3	**(7.0)**	**14.1**	**156.4**
Total segment revenue and other income	**2,017.2**	**4.5**	**14.1**	**2,035.8**
Expenses				
Property expenses and outgoings	(493.0)	(5.3)	-	(498.3)
Property development and project management costs	(224.5)	(45.2)	-	(269.7)
Property and funds management costs	(15.5)	-	-	(15.5)
Corporate overheads	-	-	(17.9)	(17.9)
	(733.0)	**(50.5)**	**(17.9)**	**(801.4)**
Currency derivatives	-	-	(244.1)	(244.1)
Total segment expenses	**(733.0)**	**(50.5)**	**(262.0)**	**(1,045.5)**
Segment result	**1,284.2**	**(46.0)**	**(247.9)**	**990.3**
Property revaluations	598.6	303.7	-	902.3
Equity accounted property revaluations	87.3	197.0	-	284.3
Net profit on realisation of assets	-	-	0.8	0.8
	1,970.1	**454.7**	**(247.1)**	**2,177.7**
Interest income				9.9
Financing costs				(103.8)
Tax expense				(97.6)
Consolidated profit after tax				**1,986.2**

31 December 2007	$million	$million	$million	$million
Segment assets				
Segment assets	43,713.8	5,007.1	-	48,720.9
Group assets				2,080.0
Total segment assets	**43,713.8**	**5,007.1**	**-**	**50,800.9**
Segment liabilities				
Segment liabilities	1,248.9	604.8	-	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**1,248.9**	**604.8**	**-**	**23,018.5**
Equity accounted associates included in segment assets				
Investment properties	6,124.0	278.7	-	6,402.7
Interest bearing liabilities	(1,075.5)	(278.7)	-	(1,354.2)
Working capital and deferred tax	82.9	-	-	82.9
Equity accounted associates included in segment assets	**5,131.4**	**-**	**-**	**5,131.4**
Additions to segment non current assets	**1,280.1**	**2,460.0**	**-**	**3,740.1**

19_Segment information (continued)

Secondary segment - geographic

30 June 2008	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	831.5	7.2	663.8	1,502.5
Property development and project management revenue	201.1	445.7	18.9	665.7
Property and funds management income	17.9	6.1	16.0	40.0
	1,050.5	**459.0**	**698.7**	**2,208.2**
Share of after tax profits of equity accounted entities				
Property revenue	60.6	63.1	98.1	221.8
Property expenses and outgoings	(16.9)	(22.7)	(33.6)	(73.2)
Net interest and tax expense	0.1	1.1	(23.5)	(22.3)
	43.8	**41.5**	**41.0**	**126.3**
Total segment revenue and other income	**1,094.3**	**500.5**	**739.7**	**2,334.5**
Expenses				
Property expenses and outgoings	(231.9)	(3.0)	(253.8)	(488.7)
Property development and project management costs	(161.1)	(467.3)	(33.4)	(661.8)
Property and funds management costs	(4.8)	(4.3)	(11.7)	(20.8)
Corporate overheads	(15.9)	0.3	(3.6)	(19.2)
	(413.7)	**(474.3)**	**(302.5)**	**(1,190.5)**
Currency derivatives	(86.8)		95.1	8.3
Total segment expenses	**(500.5)**	**(474.3)**	**(207.4)**	**(1,182.2)**
Segment result	**593.8**	**26.2**	**532.3**	**1,152.3**
Other segment information				
Segment assets	22,657.8	3,785.3	16,409.3	42,852.4
Group assets				2,742.1
Investments in equity accounted investments	1,707.5	1,508.6	1,638.0	4,854.1
Total segment assets	**24,365.3**	**5,293.9**	**18,047.3**	**50,448.6**
Additions to segment non current assets	**258.3**	**710.7**	**283.4**	**1,252.4**

WESTFIELD GROUP
for the half-year ended 30 June 2008

19_Segment information (continued)

Secondary segment - geographic (continued)

30 June 2007	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	815.8	4.9	771.3	1,592.0
Property development and project management revenue	70.6	175.0	6.7	252.3
Property and funds management income	14.2	4.2	16.7	35.1
	900.6	**184.1**	**794.7**	**1,879.4**
Share of after tax profits of equity accounted entities				
Property revenue	56.9	80.7	115.0	252.6
Property expenses and outgoings	(15.7)	(24.2)	(33.0)	(72.9)
Net interest expense	(0.8)	5.9	(28.4)	(23.3)
	40.4	**62.4**	**53.6**	**156.4**
Total segment revenue and other income	**941.0**	**246.5**	**848.3**	**2,035.8**
Expenses				
Property expenses and outgoings	(222.1)	(9.8)	(266.4)	(498.3)
Property development and project management costs	(86.5)	(163.6)	(19.6)	(269.7)
Property and funds management costs	(3.2)	(2.2)	(10.1)	(15.5)
Corporate overheads	(15.7)	(0.3)	(1.9)	(17.9)
	(327.5)	**(175.9)**	**(298.0)**	**(801.4)**
Currency derivatives	(10.2)	-	(233.9)	(244.1)
Total segment expenses	**(337.7)**	**(175.9)**	**(531.9)**	**(1,045.5)**
Segment result	**603.3**	**70.6**	**316.4**	**990.3**

31 December 2007	$million	$million	$million	$million
Other segment information				
Segment assets	22,227.7	3,375.8	17,986.0	43,589.5
Group assets				2,080.0
Investments in equity accounted investments	1,625.4	1,753.9	1,752.1	5,131.4
Total segment assets	**23,853.1**	**5,129.7**	**19,738.1**	**50,800.9**
Additions to segment non current assets	**898.6**	**884.8**	**1,956.7**	**3,740.1**

WESTFIELD GROUP
DIRECTORS' DECLARATION

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and Notes of the consolidated entity:

   (i) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Act 2001; and

   (ii) give a true and fair view of the financial position as at 30 June 2008 and the performance for the half-year ended on that date.

Made on 27 August 2008 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Holdings Limited

Report on the Half-Year Financial Report

We have audited the accompanying financial report of Westfield Holdings Limited which comprises the balance sheet as at 30 June 2008 and the income statement, statement of changes in equity and cash flow statement for the half year then ended, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at period end or from time to time during the period.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half year financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' report.

Auditor's Opinion

In our opinion the half year financial report of Westfield Holdings Limited is in accordance with the *Corporations Act 2001*, including:

i giving a true and fair view of the financial position of Westfield Holdings Limited and the consolidated entity as at 30 June 2008 and of its performance for the half year then ended; and
ii complying with Accounting Standards AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

S J Ferguson
Partner
Sydney
27 August 2008

Ernst & Young

WESTFIELD GROUP
DIRECTORS' REPORT

The Directors of Westfield Holdings Limited ("Company") submit their report for the half year ended 30 June 2008.

Directors

The names of the Company's Directors in office during the half year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy, AC	Executive Chairman
D H Lowy, AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
D M Gonski, AC	Non-Executive Director
F G Hilmer, AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy	Managing Director – Executive Director
J McFarlane	Non-Executive Director (appointed 26 February 2008)
J Sloan	Non-Executive Director (appointed 26 February 2008)
G H Weiss	Non-Executive Director
D R Wills, AO	Non-Executive Director (retired 23 May 2008)
C M Zampatti, AM	Non-Executive Director

Review and results of operations

The Group reported a net IFRS profit of $1,285.2 million and a distribution of $1,033.4 million for the six months to 30 June 2008. IFRS earnings per security is 66.22 cents and a distribution per security of 53.25 cents, representing 50% of the estimated full year distribution.

As at 30 June 2008, the Westfield Group had a $42.1 billion interest in 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand.

Key highlights for the period include:

- Operational segment earnings of $928 million, up 14.7% over the same period last year. This represents 47.82 cents per security, an increase of 5.5% on a constant currency basis;
- comparable shopping centre net operating income growth of 3.2%;
- continuing trend of solid annual tenant retail sales growth in Australia and softer sales in the other markets;
- portfolio leased at 97.3%;
- strong leasing activity with over 2,445 lease deals completed, representing approximately 460,900 square metres of retail space;
- revaluation uplift of $248 million on the Group's property interests, which includes $211 million of value created through development;
- 11 major projects under construction with a planned investment of $8.3 billion (Westfield Group share: $6.7 billion).

Subsequent Events

There are no significant events since the end of the financial period.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

Synchronisation of financial year

Carindale Property Trust is a consolidated entity of the Company, and has a financial year ending on 30 June. By an order dated 27 June 2005 made by the Australian Securities and Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

WESTFIELD GROUP
DIRECTORS' REPORT (continued)

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's independence declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the half year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

S J Ferguson
Partner
27 August 2008

Ernst & Young

This Report is made on 27 August 2008 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

CORPORATE DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
ASX – WDC

Website
westfield.com/corporate

WESTFIELD GROUP

ADDITIONAL INFORMATION

for the half-year ended 30 June 2008

Details of earnings, net assets and distribution by entity

	Earnings		Net assets		
	Total	per security	Total	per security	
	$million	cents	$million	$	%
WHL	182.5	9.40	1,870.0	0.96	6.83
WT	717.3	36.96	17,842.5	9.18	65.29
WAT	385.4	19.86	7,606.8	3.92	27.88
Westfield Group	1,285.2	66.22	27,319.3	14.06	100.00

	Distribution proposed for the 6 months to 30 June 2008				
	ASX code: WDC	per security	ASX code: WDCNA	per security	Total WDC
	$million	cents	$million	cents	$million
WHL	-	-	-	-	-
WT	547.0	28.25	1.2	18.94	548.2
WAT	484.1	25.00	1.1	16.76	485.2
Westfield Group	1,031.1	53.25	2.3	35.70	1,033.4

WESTFIELD GROUP

PROPERTY PORTFOLIO
for the half-year ended 30 June 2008

	Appendix	30 Jun 08 $million	31 Dec 07 $million
DETAILS OF PROPERTY PORTFOLIO			
Australian shopping centres	1A	20,866.6	20,105.0
New Zealand shopping centres	1B	2,543.8	2,755.6
United Kingdom shopping centres	1C	1,843.5	2,170.4
United States shopping centres	1D	16,880.9	18,628.6
Total consolidated and equity accounted shopping centres		**42,134.8**	**43,659.6**
Total shopping centres represented by:			
Consolidated		36,292.3	37,409.0
Equity accounted		5,842.5	6,250.6
Total consolidated and equity accounted shopping centres		**42,134.8**	**43,659.6**

WESTFIELD GROUP

APPENDIX 1A

PROPERTY PORTFOLIO - AUSTRALIA

for the half-year ended 30 June 2008

Shopping Centre	State	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value 30 Jun 08 $million	Book value 31 Dec 07 $million	Retail Cap Rate 30 Jun 08 %
Airport West	Victoria	50	50	153.9	150.9	6.25%
Belconnen	ACT	100	100	698.1	685.0	5.25%
Bondi Junction	New South Wales	100	100	2,047.4	2,005.3	4.50%
Booragoon	Western Australia	25	25	204.8	200.9	5.50%
Burwood	New South Wales	100	100	775.2	760.0	5.25%
Cairns	Queensland	50	50	212.5	205.3	5.25%
Carindale	Queensland	50	50	445.6	432.4	5.50%
Carousel	Western Australia	100	100	674.9	655.0	5.75%
Chatswood	New South Wales	100	100	924.1	897.0	5.50%
Chermside	Queensland	100	100	1,224.7	1,179.0	5.50%
Doncaster#	Victoria	50	50	221.3	220.0	5.50%
Figtree	New South Wales	100	100	115.0	115.4	7.00%
Fountain Gate	Victoria	100	100	815.0	796.0	5.75%
Geelong##	Victoria	50	50	235.0	107.2	6.00%
Helensvale	Queensland	50	50	152.5	147.6	6.25%
Hornsby	New South Wales	100	100	849.0	827.2	5.35%
Hurstville	New South Wales	50	50	310.0	300.4	6.00%
Innaloo	Western Australia	100	100	243.2	239.2	6.50%
Karrinyup	Western Australia	33	25	210.0	152.5	5.00%
Knox	Victoria	30	30	279.0	276.0	5.75%
Kotara	New South Wales	100	100	637.4	610.0	5.75%
Liverpool	New South Wales	50	50	440.5	438.0	5.50%
Macquarie	New South Wales	55	55	483.6	471.0	5.50%
Marion	South Australia	50	50	479.3	465.0	5.50%
Miranda	New South Wales	50	50	630.3	614.9	5.25%
Mt Druitt	New South Wales	50	50	231.6	225.0	6.00%
Mt Gravatt	Queensland	75	75	618.8	604.6	5.75%
North Lakes	Queensland	50	50	198.9	192.5	5.50%
North Rocks	New South Wales	100	100	109.8	107.0	7.00%
Pacific Fair	Queensland	44	44	483.8	478.6	5.25%
Parramatta	New South Wales	50	50	768.2	753.0	5.00%
Penrith	New South Wales	50	50	546.8	535.0	5.25%
Plenty Valley##	Victoria	50	50	135.0	13.0	5.75%
Southland	Victoria	50	50	646.5	635.0	5.00%
Strathpine	Queensland	100	100	289.6	280.0	6.50%
Sydney Central Plaza	New South Wales	100	100	538.8	521.9	5.75%
Sydney City**	New South Wales	100	100	655.5	655.4	7.06%

WESTFIELD GROUP **APPENDIX 1A**

PROPERTY PORTFOLIO - AUSTRALIA

for the half-year ended 30 June 2008

Shopping Centre	State	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value 30 Jun 08 $million	Book value 31 Dec 07 $million	Retail Cap Rate 30 Jun 08 %
Tea Tree Plaza	South Australia	50	50	334.0	330.0	5.25%
Tuggerah	New South Wales	100	100	595.7	580.0	6.00%
Warrawong	New South Wales	100	100	201.3	215.0	7.25%
Warringah Mall	New South Wales	25	25	276.5	271.3	5.25%
Westlakes	South Australia	50	50	180.0	176.5	5.75%
Whitford City	Western Australia	50	50	278.0	275.0	5.75%
Woden	ACT	50	50	315.5	305.0	5.75%
Total Australian portfolio				**20,866.6**	**20,105.0**	**5.5%**

* Includes office suites where applicable

** Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade

Centres currently under redevelopment

Redevelopment completed during the year

PROPERTY PORTFOLIO - NEW ZEALAND
for the half-year ended 30 June 2008

Shopping Centre	Location	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value at 30 Jun 08 NZ$million	Book value at 31 Dec 07 NZ$million	Retail Cap Rate 30 Jun 08 %
Albany	Auckland	100	100	388.3	384.0	5.75%
Chartwell	Hamilton	100	100	153.7	152.0	7.00%
Downtown	Auckland	100	100	84.1	78.9	7.25%
Glenfield	Auckland	100	100	181.5	194.5	7.63%
Manukau[##]	Auckland	100	100	345.1	242.5	7.00%
Newmarket	Auckland	100	100	285.0	284.3	6.13%
Pakuranga	Auckland	100	100	113.8	123.5	7.88%
Queensgate	Wellington	100	100	370.0	368.0	6.25%
Riccarton[#]	Christchurch	100	100	408.9	408.5	6.00%
Shore City	Auckland	100	100	136.0	153.0	7.63%
St Lukes	Auckland	100	100	511.2	511.0	6.00%
WestCity	Auckland	100	100	225.0	225.0	7.00%
Total New Zealand portfolio in NZ$				**3,202.6**	**3,125.2**	
Exchange rate				1.2590	1.1341	
Total New Zealand portfolio in A$				**2,543.8**	**2,755.6**	**6.5%**

[#] Centre currently under redevelopment

[##] Redevelopment completed during the year

PROPERTY PORTFOLIO - UNITED KINGDOM
for the half-year ended 30 June 2008

Shopping Centre	Location	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value 30 Jun 08 £million	Book value 31 Dec 07 £million	Estimated Yield 30 Jun 08 %
Belfast [(i)]	Belfast	33	33	85.0	93.3	6.50%
Derby	Derby	50	50	262.0	287.6	5.33%
Guildford	Guildford	50	50	71.4	69.5	5.50%
Merry Hill [(i)]	Birmingham	33	33	301.1	314.2	5.44%
Nottingham	Nottingham	75	75	59.5	61.7	6.31%
Sprucefield	Sprucefield	100	100	64.0	73.6	6.05%
Tunbridge Wells [(i)]	Tunbridge Wells	33	33	47.2	51.4	6.88%
Total United Kingdom portfolio in £				**890.2**	**951.3**	
Exchange rate				0.4829	0.4383	
Total United Kingdom portfolio in A$				**1,843.5**	**2,170.4**	**5.7%**

[(i)] The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

WESTFIELD GROUP **APPENDIX 1D**

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2008

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value at 30 Jun 08 US$million	Book value at 31 Dec 07 US$million	Estimated Yield 30 Jun 08 %
Annapolis	Maryland	100	100	722.1	718.2	5.20%
Belden Village	Ohio	100	100	195.0	195.0	6.45%
Brandon	Florida	100	100	407.9	390.6	6.45%
Broward	Florida	100	100	228.7	225.0	5.50%
Capital	Washington	100	100	206.6	206.6	6.25%
Century City	Los Angeles	100	100	795.3	779.0	5.30%
Chicago Ridge	Illinois/ Indiana	100	100	147.2	136.4	7.20%
Citrus Park	Florida	100	100	286.6	275.3	6.10%
Connecticut Post	Connecticut	100	100	260.1	295.1	7.20%
Countryside	Florida	100	100	240.1	239.0	6.57%
Culver City#	Los Angeles	100	100	208.1	205.4	6.10%
Downtown Plaza	Northern California	100	100	175.0	211.9	6.51%
Eastland	Los Angeles	100	100	135.5	135.5	6.28%
Eastridge	North Carolina	100	100	46.3	50.0	9.35%
Fashion Square	Los Angeles	50	50	150.0	150.0	5.95%
Fox Valley	Illinois/ Indiana	100	100	268.0	266.4	6.57%
Franklin Park	Ohio	100	100	346.6	391.7	6.26%
Galleria at Roseville#	Northern California	100	100	340.6	339.2	6.20%
Garden State Plaza	New Jersey	50	50	735.0	727.8	5.28%
Gateway	Nebraska	100	100	135.2	149.3	7.00%
Great Northern	Ohio	100	100	165.0	173.1	6.68%
Hawthorn	Illinois/ Indiana	100	100	263.3	264.4	6.62%
Horton Plaza	San Diego	100	100	400.5	399.9	5.65%
Louis Joliet	Illinois/ Indiana	100	100	143.1	140.6	6.00%
Mainplace	Los Angeles	100	100	313.0	321.6	6.35%
Meriden	Connecticut	100	100	170.0	174.6	7.10%
Mission Valley	San Diego	100	100	385.0	380.3	5.65%
Montgomery	Maryland	50	50	251.3	251.0	5.30%
North County	San Diego	100	100	247.6	244.9	6.85%
Oakridge	Northern California	100	100	410.0	410.0	6.00%
Old Orchard	Illinois/ Indiana	100	100	505.2	503.3	6.00%
Palm Desert	Los Angeles	100	100	236.0	236.0	6.20%
Parkway	San Diego	100	100	352.8	352.8	6.35%
Plaza Bonita#	San Diego	100	100	235.5	234.7	6.10%
Plaza Camino Real	San Diego	100	100	225.0	240.3	6.15%
Promenade	Los Angeles	100	100	79.9	79.9	6.65%
San Francisco	Northern California	*	*	638.0	635.7	5.30%
Santa Anita#	Los Angeles	100	100	449.0	436.1	5.80%

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2008

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 30 Jun 08 %	Consolidated or Equity Accounted Interest 31 Dec 07 %	Book value at 30 Jun 08 US$million	Book value at 31 Dec 07 US$million	Estimated Yield 30 Jun 08 %
Sarasota	Florida	100	100	143.9	163.6	5.95%
Solano	Northern California	100	100	276.6	276.0	6.15%
South Shore	New York	100	100	229.7	229.0	6.95%
Southcenter#	Washington	100	100	380.0	380.0	6.80%
Southgate	Florida	100	100	106.2	106.2	8.02%
Southlake	Illinois/ Indiana	100	100	275.5	274.7	6.70%
Southpark	Ohio	100	100	309.0	324.5	6.15%
Sunrise	New York	100	100	161.5	158.3	7.05%
Topanga#	Los Angeles	100	100	728.5	725.0	5.40%
Trumbull	Connecticut	100	100	322.7	322.0	6.41%
UTC	San Diego	50	50	198.5	192.0	5.70%
Valencia Town Center#	Los Angeles	50	50	117.5	114.5	7.20%
Valley Fair	Northern California	50	50	540.0	540.0	5.50%
Vancouver	Washington	100	100	150.6	150.0	6.15%
West Covina	Los Angeles	100	100	280.0	314.0	6.50%
Westland	Florida	100	100	177.7	175.7	5.50%
Wheaton	Maryland	100	100	322.9	353.1	7.11%
Total United States portfolio in US$				**16,220.9**	**16,365.2**	
Exchange rate				0.9609	0.8785	
Total United States portfolio in A$				**16,880.9**	**18,628.6**	**6.1%**

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%.

\# Centres currently under redevelopment

82-35029

RECEIVED

2008 AUG 28 A 8:45

27 August 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
LONDON PROJECTS: AUGUST 2008

Please find attached a presentation of London Projects: August 2008.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Enc.

London Projects

August 2008



Westfield Stratford, UK

London Context


Heathrow
Lakeside
Bluewater
Gatwick
Catchment
Primary
Secondary
Tertiary
0
3
6
12 Miles
Welwyn Garden City
Hertford
Harlow
Hemel Hempstead
St Albans
Hatfield
Chelmsford
Cheshunt - Brookfield Centre
Waltham Cross
Borehamwood
Barnet
Enfield
Watford - Central
Watford Arches Retail Park
Brentwood
Edmonton
High Wycombe
Edgware
Finchley
Rayleigh
Wood Green
Walthamstow
Harrow
Romford
Basildon
Hampstead
Holloway
Wembley
Westway Shopping Park
Kilburn
Camden Town
HOXTON
Stratford
Ilford
Barking
East Ham
Uxbridge
ISLINGTON
Westfield London
Queensway
London West End
Beckton Triangle & Gateway Retail Parks
Maidenhead
Ealing Broadway
CANARY WHARF
Knightsbridge
Slough
West Ealing
Elephant and Castle
Walworth Road
Greenwich Shopping Park
Windsor
Hammersmith
King Street
Chelsea
Peckham
Hounslow
Putney
Brixton
BLACKHEATH
Richmond (London)
Clapham Junction
Lewisham
Eltham
Bexleyheath
Dartford
Gravesend
DULWICH
Staines
Tooting
Wimbledon
Bracknell
Kingston upon Thames
Bromley
Chatham
Orpington
Croydon - Purley Way
Sutton
Croydon
Hempstead Valley
Camberley
Epsom
Woking
Maidstone
Farnborough

82-35029

82-35029

London Tube Map



Westfield London
Westfield Stratford
East London line is closed for major line extension work to become part of the London Overground network.
MAYOR OF LONDON
Improvement works may affect your journey, particularly at weekends. Check before you travel: look for publicity at stations, visit tfl.gov.uk/check or call 020 7222 1234
Transport for London
UNDERGROUND

Westfield London – August 2008



Westfield London – Land Parcels



Existing site Additional land acquired

Stratford Context


M25
Olympic Park
Stratford City

Stratford Transport


DLR
Network Rail
eurostar
UNDERGROUND
DLR
UNDERGROUND
Network Rail
Legend
Bus interchange
Docklands Light Rail
London Underground
Network Rail
National Rail
Eurostar

Olympic Context



HACKNEY MARSHES
NORTHERN SPECTATOR TRANSPORT MALL
HOCKEY
INTERNATIONAL BROADCAST CENTRE
MAIN PRESS CENTRE
HANDBALL ARENA
Hackney Wick
VICTORIA PARK
BOW
FENCING VENUE
BMX VENUE
Westfield Stratford
SPONSORS HOSPITALITY
OLYMPIC FAMILY TRANSPORT MALL
STRATFORD TOWN CENTRE
Maryland
Stratford Market
Abbey Road
SOUTHERN SPECTATOR TRANSPORT MALL
WARM-UP AREA
Pudding Mill Lane

82-35029

Westfield Stratford – Retail Centre Lower Ground



eurostar
1500 Cars
(9 Levels)
Waitrose
Food Court
585 Cars
MARKS & SPENCER
SIMPLY FOOD
Northern
Ticket
Hall
UNDERGROUND

Westfield Stratford – Retail Centre Ground



STATION SQUARE
John Lewis
Office
Sites
OFFICE (POST 2012)
OFFICE (POST 2012)
RESTAURANT PIAZA
M&S
Town Centre Link

82-35029

Westfield Stratford – Retail Centre First Floor


ENCLOSED MALL
FOOD COURT
John Lewis
M&S

82-35029

Westfield Stratford – Retail Centre Leisure Level



John Lewis
DINING TERRACE
M&S

82-35029

Westfield Stratford – Retail Centre Cinema & Parking


2300 Cars
(4 Levels)
CINEMAS
John Lewis

Stratford Station Square


Westfie